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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-02109


PROSPECTUS SUPPLEMENT
(To prospectus dated February 14, 2005)


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This prospectus  supplement amends and supplements the prospectus dated February
14, 2005, related to Invest Direct (registered), ALLETE, Inc.'s direct stock purchase and dividend reinvestment plan, and should be read together with the prospectus.

The following statements update the discussion in "Description of Common Stock--Description of Preferred Share Purchase Rights" beginning on page 21 of the prospectus.

On July 12, 2006, the Board of Directors of ALLETE approved the Amended and Restated Rights Agreement by and between ALLETE and the Corporate Secretary of ALLETE, as Rights Agent (Rights Agent) (Amended Rights Plan). The Amended Rights Plan modifies ALLETE's Rights Agreement, dated as of July 24, 1996 (Rights
Plan), by and between ALLETE and the Rights Agent. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Amended Rights Plan.

The Amended Rights Plan, among other things, extends the Final Expiration Date of the Rights Plan to July 11, 2009, unless the Rights are earlier redeemed or exchanged by ALLETE under certain conditions as provided in the Amended Rights Plan. Further, the Amended Rights Plan provides that ALLETE may not consolidate, merge, or sell a majority of its assets or earning power if (i) at the time of or immediately after such consolidation, merger or sale there are any instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, or (ii) such consolidation, merger or sale would result in the distribution of Rights to the shareholders of the other parties to the transaction. Finally, the Amended Rights Plan provides for the creation of a committee of independent directors to annually review the terms and conditions of the Amended Rights Plan, as well as to consider whether termination or modification of the Amended Rights Plan would be in the best interests of the shareholders and to make a recommendation based on such review to the Board of Directors. The Amended Rights Plan was entered into and effective as of July 12, 2006.

The foregoing description of the Amended Rights Plan is qualified in its entirety by the actual terms of the Amended Rights Plan, which is incorporated by reference to Exhibit 4 of ALLETE's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2006. All references in the Prospectus to the Rights Plan are deemed to refer to the Amended Rights Plan.

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NEITHER  THE  SECURITIES  AND  EXCHANGE  COMMISSION  NOR  ANY  STATE  SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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           The date of this prospectus supplement is August 28, 2006.


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